Exhibit 10(ii)

EMPLOYMENT AGREEMENT

THIS AGREEMENT is made effective as of March 1, 2004, by and between Atmospheric Glow Technologies, Inc. (the “Corporation”), Knoxville, Tennessee; and Kimberly Kelly-Wintenberg (the “Founder”).

WHEREAS, as part of the closing of the reverse merger acquisition (“Acquisition”) of Corporation and Atmospheric Glow Technologies, LLC, Founder’s current employer, the Corporation wishes to assure itself of the future services of Founder for the period provided in this Agreement; and

WHEREAS, the Founder is willing to serve in the employment of the Corporation on a full-time basis for said period.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and upon the other terms and conditions hereinafter provided, the parties hereby agree as follows:

1.	POSITION AND RESPONSIBILITIES.

During the period of his employment hereunder, Founder agrees to serve as President and Chief Operating Officer of the Corporation. Primary responsibilities are

a)	Direct and manage the day-to-day operations of the Corporation.

b)	Provide direct oversight of all technical activities of the Corporation.

c)	Provide direction and oversight of operating budgets.

d)	Serve as a key liaison on Government relations for the Corporation including contracting and legislative initiatives.

e)	Serve on the Board of Directors of the Corporation.

f)	Serve on the Executive Committee of the Corporation.

2.	TERMS AND DUTIES.

(a) The term of this Agreement shall be deemed to have commenced as of the date first above written and shall continue for a period of thirty-six (36) full calendar months thereafter. Subsequent employment shall be employment at-will and work for hire. Upon termination of employment, for a period of twenty-four (24) months following the date of termination, the Founder agrees that she will not compete with the Corporation. For purposes of this paragraph, the term “compete” shall have the same meaning as more fully described in Paragraph 10, Non-Competition.

(b) During the period of her employment hereunder, except for periods of absence occasioned by illness, vacation periods, and leaves of absence, including approved leaves of absence undertaken for educational pursuits, Founder shall devote her efforts to the faithful performance of her duties hereunder including activities and services related to the organization and operation of the Corporation; provided, however, that, from time to time, Founder may serve, or continue to serve, on the boards of directors of, and hold any other offices or positions in, companies or organizations which will not materially affect the performance of Founder’s duties pursuant to this Agreement.

3.	COMPENSATION AND REIMBURSEMENT.

(a) The compensation specified under this Agreement shall constitute the salary and benefits paid for the duties described in Paragraphs 1 and 2. The Corporation shall pay Founder as compensation a salary of One Hundred and Thirty Thousand Dollars ($130,000) per year (“Base Salary”). Such Base Salary shall be payable in accordance with the customary payroll practices of the Corporation. During the period of this Agreement, Founder’s Base Salary shall be reviewed at least annually; the first such review will be made no later than January 15th 2005, and subsequent annual periods until this Agreement expires. Founder shall be guaranteed a minimum annual increase of three and (3%) percent in her Base Salary, due and payable beginning on and after each twelve (12) month period, based on a favorable review by the Compensation Committee of the Board of Directors of the Corporation, and she shall also receive such other, additional compensation, including additions to her Base Salary, bonuses, and stock options as shall be determined by the compensation committee of the Board of Directors of the Corporation. In addition to the Base Salary provided in this Paragraph 3(a), the Corporation shall provide to Founder at no additional cost to Founder all such other benefits as are provided to regular full-time employees of the Corporation.

(b) Founder will be entitled to participate in or receive benefits under any of Corporation’s employee benefit plans including, but not limited to, stock options, retirement plans, supplemental retirement plans, pension plans, profit-sharing plans, rewards for patent allowances, health-and-accident plans, medical coverage or any other employee benefit plan or arrangement made available by the Corporation in the future to its senior Founder and key management employees, subject to, and on a basis consistent with, the terms, conditions and overall administration of such plans and arrangements. Founder will be entitled to incentive compensation and bonuses as provided in any plan, or pursuant to any arrangement of the Corporation, in which Founders are eligible to participate. Nothing paid to the Founder under any such plan or arrangement will be deemed to be in lieu of other compensation to which the Founder is entitled under this Agreement, except as provided under Paragraph 5(e).

(c) Founder shall receive from the Corporation a car allowance of $1,250 per month over the term of this agreement. The Founder will also be provided with a cell phone.

(d) Founder will receive an annual bonus related to funds (fully burdened) paid to employees of the Corporation from U.S. Government contracts in an amount determined by the Compensation Committee of the Corporation.

(e) Founder shall attend an annual management course of one week of duration commensurate with the needs of the Corporation.

(f) Founder will be reimbursed for reasonable travel and entertainment expenses on the Corporation’s behalf according to said rules of the Corporation.

(g) Founder shall also receive an additional initial vested option to purchase 250,000 shares of series A Common Stock in the Corporation as an incentive stock option, at a strike price of $0.11 per share, but such option must be exercised during the term of this Agreement.

(h) The options granted by Paragraphs 3(c) and 3(e) shall be forfeited by the Founder should she leave the Corporation prior to completion of the terms of this Agreement by his own choosing or dismissal for cause. The stock subject to these options shall be subject to the same terms, conditions, restrictions and requirements as other series A common stock issued to others in connection with the closing of the Acquisition, and Founder will be required to make such similar investor representations as Corporation’s counsel may deem required or appropriate in connection with the grant of any such options or issuance of such shares.

4.	PAYMENTS TO FOUNDER UPON AN EVENT OF TERMINATION.

(a) Upon the occurrence of an Event of Termination (as herein defined) during the Founder’s term of employment under this Agreement, the provisions of this Paragraph shall apply. As used in this Agreement, an “Event of Termination” shall mean and include any one or more of the following: (i) the termination by the Corporation of Founder’s full-time employment hereunder for any reason other than: a Change in Control as defined in Paragraph 5(a) hereof; disability, as defined in Paragraph 6(a) hereof; death as defined in Paragraph 7 hereof; or for Cause, as defined in Paragraph 8 hereof; or (ii) Founder’s resignation from the Corporation’s employment, unless consented to by the Founder upon (A) a material change in Founder’s function, duties, or responsibilities, which change would cause Founder’s position to become one of lesser responsibility, importance, or scope from the position and attributes thereof described in Paragraphs 1 and 2 above (any such material change shall be deemed a continuing breach of this Agreement); (B) a relocation of Founder’s principal place of employment by more than fifty (50) miles from its location at the effective date of this Agreement, or a material reduction in the benefits and perquisites to Founder from those being provided as of the effective date of this Agreement; (C) the liquidation or dissolution of the Corporation; or (D) any breach of this Agreement by the Corporation. Upon the occurrence of any event described in clauses (A), (B), (C) or (D) above, Founder shall have the right to elect to terminate her employment under this Agreement by resignation upon not less than sixty (60) days prior written notice to the Corporation given within a reasonable period of time (not to exceed, except in case of

Corporation’s continuing breach, four (4) calendar months) after the event giving rise to said right to elect.

(b) Upon the occurrence of an Event of Termination, the Corporation shall pay Founder or, in the event of her subsequent death, her beneficiary or beneficiaries, or her estate, as the case may be, as severance pay or liquidated damages, or both, a lump sum payment up to 1.5 times the amount of the Founder’s annual Base Salary. However, under no circumstances shall the sum of this payment plus Founder’s previous pay exceed the total Base Salary committed to by this Agreement.

(c) Upon the occurrence of an Event of Termination, the Corporation will cause to be continued any life, medical, dental and disability coverage substantially identical to the coverage then maintained by the Corporation for Founder prior to her termination, for a continuation period of twenty-four (24) months at the Corporation’s expense. A COBRA notice shall be issued by Corporation upon the Founder’s date of termination. Any COBRA-mandated coverage (if COBRA is required of the Corporation) extensions beyond the first twenty-four (24) months will be at the option of the Founder and paid for by him as provided by law unless she has secured other coverage from another source extinguishing her coverage rights.

5.	CHANGE IN CONTROL.

(a) No benefit shall be paid under this Paragraph 5 unless there shall have occurred a Change in Control of the Corporation. For purposes of this Agreement, a “Change in Control” of the Corporation shall be deemed to occur if and when:

(i) there occurs a merger, consolidation, reorganization, recapitalization or similar transaction involving the securities of the Corporation under which more than 50 percent of the voting securities of the surviving corporation(s) is held by persons other than the shareholders of the Corporation’s series B common stock on the effective date of this Agreement.

(ii) the Board of Directors declares a change in control.

(b) If any of the events described in Paragraph 5(a) hereof constituting a Change in Control have occurred or the Board of the Corporation has determined that a Change in Control has occurred, Founder shall be entitled to the benefits provided in paragraphs (c), (d) and (e) of this Paragraph 5 upon her subsequent involuntary termination of employment at any time during the term of this Agreement (or voluntary termination following a Change of Control following any demotion, loss of title, office or significant authority, reduction in her annual compensation or benefits, or relocation of her principal place of employment by more than 50 miles from its location immediately prior to the Change in Control), unless such termination is because of her death as provided in Paragraph 7, termination for Cause, or termination for Disability.

(c) Upon the occurrence of a Change in Control followed by the Founder’s nonelected termination of employment, the Corporation shall pay Founder or, in the event of her subsequent death, her beneficiary or beneficiaries or her estate, as the case may be, as severance pay or liquidated damages, or both, not to exceed the remaining base salary under this Agreement. Such payment shall be made in a lump sum paid within ten (10) days of the Founder’s date of termination.

(d) Upon the occurrence of a Change in Control followed by the Founder’s non elected termination of employment, the Corporation will cause to be continued any life, medical, dental and disability coverage substantially identical to the coverage maintained by the Corporation for Founder prior to her severance. In addition, Founder shall be entitled to receive an amount equal to Corporation’s contributions that would have been made on the Founder’s behalf over the remaining term of the Agreement to any tax-qualified retirement plan sponsored by the Corporation as of the date of termination. Such coverage and payments shall cease after eighteen (18) months of Founder’s date of termination, or the expiration of this Agreement, whichever occurs sooner.

(e) Upon the occurrence of a Change in Control and the non-elected termination of the Founder, the Founder shall be entitled to receive benefits due him under, or contributed by the Corporation on her behalf, pursuant to any retirement, incentive, profit sharing, patent reward, bonus, performance, disability or other employee benefit plan maintained by the Corporation on the Founder’s behalf to the extent that such benefits are not otherwise paid to the Founder upon a Change in Control.

(f) Notwithstanding the preceding paragraphs of this Paragraph 5, in the event that the aggregate payments or benefits to be made or afforded to the Founder under this Paragraph would be deemed to include an “excess parachute payment” under §280G of the Code, such payments or benefits shall be payable or provided to Founder in equal monthly installments over the minimum period necessary to reduce the present value of such payments or benefits to an amount which is one dollar ($1.00) less than the total base amount as defined by §280G(b)(3) of the Code.

(g) Upon the occurrence of a Change in Control followed by the Founder’s termination of employment, the Founder agrees that she will not compete with the Corporation or the surviving entity for a period of twenty-four (24) months following the date of termination. For purposes of this Paragraph, the term “compete” shall have the same meaning as more fully defined in Paragraph 10, Non-Competition.

6.	TERMINATION FOR DISABILITY.

(a) If the Founder shall become disabled as defined in the Corporation’s then current disability plan (or, if no such plan is then in effect, if the Founder is permanently and totally disabled within the meaning of §22(e)(3) of the Code, as determined by a physician designated by the Board), the Corporation may terminate Founder’s employment for “Disability”.

(b) Upon the Founder’s termination of employment for Disability, the Corporation will pay Founder, as disability pay, a bi-weekly payment equal to two-thirds (2/3) of Founder’s bi-weekly rate of Base Salary on the effective date of such termination. These disability payments shall commence on the effective date of Founder’s termination and will end on the earlier of: (i) the date Founder returns to the full-time employment of the Corporation in the same capacity as she was employed prior to her termination for Disability (and pursuant to an employment agreement between Founder and the Corporation, if the term of this Agreement has not then expired); (ii) Founder’s full-time employment by another employer; (iii) Founder’s death; or (iv) this Agreement expires. The disability pay shall be reduced by the amount, if any, paid to the Founder under any plan of the Corporation providing disability benefits to the Founder.

(c) The Corporation will cause to be continued any life, medical, dental and disability coverage substantially identical to the coverage maintained by the Corporation for Founder prior to this termination for Disability. This coverage (except for any remaining period of COBRA-continuation coverage Founder elects to continue at her cost) and payments shall cease upon the earlier of: (i) the date Founder returns to the full-time employment of the Corporation, in the same capacity as she was employed prior to her termination for Disability (and pursuant to an employment agreement between Founder and Corporation, if the term of this Agreement has not then expired); (ii) Founder’s full-time employment by another employer; (iii) the Founder’s death; or (iv) this Agreement expires.

(d) Notwithstanding the foregoing, there will be no reduction in the compensation otherwise payable to Founder during any period during which Founder is incapable of performing her duties hereunder by reason of temporary disability within the policies of the Corporation.

(e) Founder agrees that she will not compete with the Corporation for a period of twenty-four (24) months following her retirement from her employment by the Corporation. For purposes of this paragraph, the term “compete” shall have the same meaning as more fully defined in Paragraph 10, Non-Competition.

7.	DEATH OF FOUNDER.

Upon the death of the Founder during the term of this Agreement, the Corporation shall pay to Founder’s estate the compensation due to the Founder through the last day of the calendar month in which her death occurred.

8.	TERMINATION FOR CAUSE.

(a) For purposes of this Agreement, “Termination for Cause” shall include termination because of the Founder’s personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule, or regulation which negatively impacts the Corporation (other than conviction of a misdemeanor), or material breach of any provision of this Agreement. For purposes of this Paragraph, the term “willful” is defined to include any act or omission which demonstrates an intentional or reckless disregard for the duties and responsibilities owed to the business of the Corporation by Founder. Notwithstanding the foregoing, Founder shall not be deemed to have been Terminated for Cause unless and until there shall have been delivered to him a copy of a resolution duly adopted by the affirmative vote of not less than three-fourths of the members of the Board (not including Founder, if he is a member of the Board) at a meeting of the Board called and held for that purpose, finding that in the good faith opinion of the Board, Founder was guilty of conduct justifying Termination for Cause and specifying the reasons thereof. The Founder shall not have the right to receive compensation or other benefits for any period after Termination for Cause. Any unvested stock options granted to Founder under any stock option plan or any unvested awards granted under any other stock benefit plan of the Corporation, or any subsidiary or affiliate thereof, shall become null and void effective upon Founder’s receipt of Notice of Termination for Cause pursuant to Paragraph 9 hereof, and shall not be exercisable by Founder at any time subsequent to such Termination for Cause. Any unexercised options granted Founder under this Agreement shall not be exercisable by Founder at any time subsequent to such Termination for Cause. If she is terminated for Cause, the Founder shall not compete with the Corporation for twenty-four (24) months following the date of her Termination for Cause. For purposes of this Paragraph, the term “compete” shall have the same meaning as more fully defined in Paragraph 10, Non-Competition.

(b) If Terminated for Cause pursuant to Paragraph 8(a), Founder shall nevertheless be entitled to receive the same compensation and benefits to which she would be entitled to receive upon the occurrence of an Event of Termination, as set forth in Paragraphs 4(b) and 4(c), and shall not be penalized except for the loss of her position.

9.	NOTICE.

(a) Any purported termination of Founder’s employment by the Corporation or by Founder shall be communicated by Notice of Termination to the other party hereto. For purposes of this Agreement, a “Notice of Termination” shall mean a written notice which shall indicate the specific termination provision in this Agreement relied upon and the Date of Termination, and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Founder’s employment under the provision so indicated. If the Notice of Termination is given by Corporation, Corporation shall specify if Founder’s duties and work assignments, if any, for the period prior to the Date of Termination.

(b) “Date of Termination” shall mean: (A) if Founder’s employment is terminated for Disability, thirty (30) days after a Notice of Termination is given (provided that she shall not have returned to the performance of her duties on a full-time basis during such thirty (30) day period); and (B) if her employment is terminated for any other reason, the date specified in the Notice of Termination (which, in the case of a Termination for Cause, shall not be less than thirty (30) days from the date such Notice of Termination is given).

(c) If, within thirty (30) days after any Notice of Termination is given, the party receiving such Notice of Termination notifies the other party that a dispute exists concerning the termination (except upon the occurrence of a Change in Control and voluntary termination by Founder), the actual Date of Termination shall be the date on which the dispute is finally determined, either by mutual written agreement of the parties, by a binding arbitration award, or by a final judgment, order or decree of a court of competent jurisdiction (the time for appeal there from having expired and no appeal having been perfected). Provided further that the Date of Termination shall be extended by such a notice of dispute only if such notice is given in good faith and the party giving such notice pursues the resolution of such dispute with reasonable diligence. Notwithstanding the pendency of any such dispute, the Corporation will continue to pay Founder her full compensation in effect when the notice giving rise to the dispute was given (including, but not limited to, Base Salary) and continue him as a participant in all compensation, benefit and insurance plans in which she was participating when the Notice of Dispute was given, until the dispute is finally resolved in accordance with this Agreement (or the expiration of the term of this Agreement, if sooner).

10.	NON-COMPETITION.

(a) Upon any termination of Founder’s employment hereunder pursuant to an Event of Termination as provided in Paragraph 4 hereof, Founder agrees not to compete with the Corporation for a period of twenty-four (24) months following such termination in the field of atmospheric plasma physics/engineering and in the geographic area of the United States of America. Founder agrees that during such period and within the field of atmospheric plasma physics/engineering and in the geographic area of the continental United States of America, Founder shall not work for or advise, contract, consult or otherwise serve with, directly or indirectly, any entity whose business materially competes with the business activities of the Corporation. Materially means any business that provides competing products, services, and activities using atmospheric plasma on applications of current interest, products produced by, or applications of declared interest by the Corporation. Employment at non-profits or government entities is permissible. Founder cannot work on projects that directly serve competitors of AGT relative to atmospheric plasma. The parties hereto, recognizing that irreparable injury will result to the Corporation, its business and property in the event of Founder’s breach of this Paragraph 10(a), agree that in the event of any such breach by Founder, the Corporation will be entitled, in addition to any other remedies and damages available, to an injunction to restrain the violation hereof by Founder, Founder’s partners, agents, servants, employers, employees and all persons acting for or with Founder. Nothing herein will be construed as prohibiting the Corporation from pursuing any other remedies available to the Corporation for such breach or threatened breach, including the recovery of damages from Founder.

(b) Founder recognizes and acknowledges that the knowledge of the scientific research and/or business activities and plans for scientific research and/or business activities of the Corporation and affiliates thereof, as they may exist from time to time, is a valuable, special and unique asset of the business of the Corporation. Founder will not, during or after the term of her employment, disclose any knowledge of the past, present, planned or considered scientific research and/or business activities of the Corporation or affiliates thereof to any person, firm, corporation or other entity for any reason or purpose whatsoever, except as required by her employment. Notwithstanding the foregoing, Founder may disclose any knowledge of plasma physics and /or microbiology, financial and/or economic principles, concepts or ideas which are not solely and exclusively derived from the business plans and activities of the Corporation. In the event of a breach or threatened breach by the Founder of the provisions of this Paragraph, the Corporation will be entitled to an injunction restraining Founder from disclosing, in whole or in part, the knowledge of the past, present, planned or considered scientific research and/or business activities of the Corporation or affiliates thereof, or from rendering any services to any person, firm, corporation, other entity to whom such knowledge, in whole or in part, has been disclosed or is threatened to be disclosed. Nothing herein will be construed as prohibiting the Corporation from pursuing any other remedies available to the Corporation for such breach or threatened breach, including the recovery of damages from Founder.

(c) During and for a period of twenty-four (24) months after Founder’s employment, Founder agrees not to solicit Corporation’s employees, contractors, consultants, directors or agents to work for or advise, contract, consult or otherwise serve with, directly or indirectly, Founder or any other entity. In addition, during and for a period of twenty-four (24) months after Founder’s employment, Founder agrees not to solicit, directly or indirectly, for or on behalf of himself or any entity whose business materially (see reference in section (a) on materially) competes in the field of atmospheric plasma physics/engineering and in the geographic area of the United States of America with the business activities of the Corporation, contracts, purchase orders or other work from any other entity that was a customer or active prospective customer of Corporation’s during the term of Founder’s employment with Corporation. The parties hereto, recognizing that irreparable injury will result to the Corporation, its business and property in the event of Founder’s breach of this Paragraph 10(c), agree that in the event of any such breach by Founder, the Corporation will be entitled, in addition to any other remedies and damages available, to an injunction to restrain the violation hereof by Founder, Founder’s partners, agents, servants, employers, employees and all persons acting for or with Founder. Nothing herein will be construed as prohibiting the Corporation from pursuing any other remedies available to the Corporation for such breach or threatened breach, including the recovery of damages from Founder.

(d) Founder agrees the provisions of this Paragraph 10 shall survive either the termination of this Agreement or the expiration of the term of this Agreement. Founder further agrees that the provisions of this Paragraph 10 shall remain applicable for a period of twenty-four (24) months to Founder so long as her employment with Corporation continues, at-will, after the expiration of the term of this Agreement.

11.	SOURCE OF PAYMENTS.

All payments provided in this Agreement shall be timely paid from the general funds of the Corporation.

12.	EFFECT ON PRIOR AGREEMENTS AND EXISTING BENEFITS PLANS.

This Agreement contains the entire understanding between the parties hereto and supersedes any prior employment agreement between the Corporation or any predecessor of the Corporation and Founder, except that this Agreement shall not affect or operate to reduce any benefit or compensation inuring to the Founder of a kind elsewhere provided. No provision of this Agreement shall be interpreted to mean that Founder is subject to receiving fewer benefits than those available to him without reference to this Agreement.

13.	NO ATTACHMENT; SUCCESSORS AND ASSIGNS.

(a) Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge, or hypothecation, or to execution, attachment, levy, or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to affect any such action shall be null, void, and of no effect.

(b) This Agreement shall be binding upon, and inure to the benefit of, Founder and the Corporation and to the Corporation’s successors and assigns. Founder may not assign this Agreement.

14.	MODIFICATION AND WAIVER.

(a) This Agreement may not be modified or amended except by an instrument in writing signed by the parties hereto.

(b) No term or condition of this Agreement shall be deemed to have been waived, nor shall there be any estoppel against the enforcement of any provision of this Agreement,

except by written instrument of the party charged with such waiver or estoppel. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future as to any act other than that specifically waived.

15.	SEVERABILITY.

If, for any reason, any provision of this Agreement, or any part of any provision, is held invalid, such invalidity shall not affect any other provision of this Agreement or any part of such provision not held so invalid, and each such other provision and part thereof shall to the full extend consistent with law continue in full force and effect.

16.	HEADINGS FOR REFERENCE ONLY.

The headings of Paragraphs herein are solely for convenience of reference and shall not control the meaning or interpretation of any of the provisions of this Agreement.

17.	GOVERNING LAW.

This Agreement shall be governed by the substantive laws and procedural provisions of the State of Tennessee, unless otherwise specified herein; provided, however, that in the event of a conflict between the terms of this Agreement and any applicable federal or state law or regulation, the provisions of such law or regulation shall prevail.

18.	INDEMNIFICATION.

The Corporation shall provide Founder with coverage under a standard directors’ and officers’ liability insurance policy at its expense, or in lieu thereof, shall indemnify Founder to the fullest extent permitted under applicable Tennessee and federal law and the Articles of the Organization against all expenses and liabilities reasonably incurred by him in connection with or arising out of any action, suit or proceeding in which she may be involved by reason of her having been a director or officer of the Corporation (whether or not she continues to be a director or officer at the time of incurring such expenses or liabilities), such expenses and liabilities to include, but not be limited to, judgment, court costs and reasonable attorneys’ fees and the cost of a reasonable settlement.

19.	SUCCESSOR TO THE CORPORATION.

The Corporation shall require any successor or assignee, whether direct or indirect, by purchase, merger, consolidation or otherwise, to all or substantially all the business or assets of the Corporation, expressly and unconditionally to assume and agree to perform the Corporation’s obligations under this Agreement, in the same manner and to the same extent that the Corporation would be required to perform if no such succession or assignment had taken place.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed, upon and concurrent with the closing of the Acquisition, by a duly authorized officer of Corporation and by Founder, all on the 1st day of March, 2004.

ATTEST:		ATMOSPHERIC GLOW TECHNOLOGIES, INC.

	By:	/s/ Thomas W. Reddoch
[SEAL]		Thomas W. Reddoch, CEO

WITNESS:		FOUNDER

/s/ Illegible	By:	/s/ Kimberly Kelly-Wintenberg
Kimberly Kelly-Wintenberg